SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

Schedule 14D-9

(Rule 14d-101)

SOLICITATION/RECOMMENDATION STATEMENT

PURSUANT TO SECTION 14(d)(4) OF THE

SECURITIES EXCHANGE ACT OF 1934

Wells Real Estate Investment Trust II, Inc.

(Name of Subject Company)

Wells Real Estate Investment Trust II, Inc.

(Name of Person Filing Statement)

Common Stock, Par Value $0.01 Per Share

(Title of Class of Securities)

N/A

(CUSIP Number of Class of Securities)

Leo F. Wells, III

President

Wells Real Estate Investment Trust II, Inc.

6200 The Corners Parkway

Norcross, Georgia 30092

(Name, Address and Telephone Number of Person Authorized to Receive

Notice and Communications on Behalf of the Person Filing Statement)

Copies to:

Robert H. Bergdolt

Jason C. Harmon

DLA Piper LLP (US)

4141 Parklane Avenue, Suite 300

Raleigh, North Carolina 27612-2350

(919) 786-2002

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

INTRODUCTION

This Solicitation/Recommendation Statement on Schedule 14D-9 (the “Schedule 14D-9”) relates to an offer (the “Tender Offer”) by MIRELF III REIT Investments II, LLC, Madison International Real Estate Liquidity Fund III, LP, and Madison International Real Estate Liquidity Fund III, LP (collectively, the “Bidder”) to purchase up to 27,000,000 shares (the “Shares”) of the outstanding common stock, par value $0.01 per share (the “Common Stock”), of Wells Real Estate Investment Trust II, Inc., a Maryland corporation (the “Company”), at a price of $3.00 per Share (the “Offer Price”) upon the terms and subject to the conditions set forth in the Offer to Purchase filed by the Bidder with the Securities and Exchange Commission on January 20, 2010, as amended from time to time (the “Offer to Purchase”).

As discussed below, the Board of Directors of the Company (the “Board of Directors”) unanimously recommends that the Company’s stockholders (the “Stockholders”) reject the Tender Offer and not tender Shares for purchase pursuant to the Offer.

Item 1.	Subject Company Information

The Company’s name and the address and telephone number of its principal executive offices is as follows:

Wells Real Estate Investment Trust II, Inc.

6200 The Corners Parkway

Norcross, Georgia 30092

Toll-free Phone Number: 800-448-1010

The title of the class of equity securities to which this Schedule 14D-9 relates is the Company’s Common Stock, of which there were 502,763,523 shares outstanding as of January 26, 2010.

Item 2.	Identity and Background of Filing Person

The Company is the person filing this Schedule 14D-9. The Company’s name, address and business telephone number are set forth in Item 1 above, which information is incorporated herein by reference.

This Schedule 14D-9 relates to the Tender Offer by Bidder pursuant to which Bidder has offered to purchase, subject to certain terms and conditions, up to 27,000,000 outstanding Shares of Common Stock at the Offer Price. The Tender Offer is on the terms and subject to the conditions described in the Tender Offer Statement on Schedule TO filed by the Bidder with the Securities and Exchange Commission (the “SEC”) on January 20, 2010 (as amended from time to time and together with the exhibits thereto, the “Schedule TO”).

Unless the Tender Offer is extended by the Bidder, it will expire on March 10, 2010 at 11:59 p.m., Eastern Time.

According to Bidder’s Schedule TO, its business address and telephone number is:

MIRELF III REIT Investments II, LLC

c/o Madison International Realty, LLC

410 Park Avenue, Suite 820

New York, New York 10022

Phone Number: (212) 688-8777

Item 3.

Past Contacts, Transactions, Negotiations and Agreements

To the knowledge of the Company, as of the date of this Schedule 14D-9, there are no material agreements, arrangements or understandings or any actual or potential conflicts of interest (i) between the Company or its affiliates and the Bidder and its executive officers, directors or affiliates or (ii) between the Company or its affiliates and the executive officers, directors or affiliates of the Company, except for agreements, arrangements or understandings and actual or potential conflicts of interest discussed in the sections entitled “Certain Information about Management – Director Independence,” “Certain Information about Management – The Conflicts Committee,” “Certain Information about Management – Compensation of Executive Officers,” “Certain Information about Management – Compensation of Directors,” “Certain Relationships and Related Transactions” and “Stock Ownership” in the Definitive Proxy Statement on Schedule 14A filed with the SEC on April 29, 2009 and incorporated herein by reference. The Definitive Proxy Statement on Schedule 14A was previously delivered to all stockholders and is available for free on the SEC’s Web site at www.sec.gov.

Item 4.	The Solicitation or Recommendation

(a) Solicitation or Recommendation.

The Board of Directors, together with its outside advisors, has carefully reviewed and analyzed the terms of the Tender Offer. The Board of Directors has unanimously determined that the terms of the Tender Offer are not advisable and are not in the best interests of the Company or its stockholders. Accordingly, the Board of Directors unanimously recommends that the Stockholders reject the Tender Offer and not tender their Shares for purchase pursuant to the Offer to Purchase.

The Board of Directors acknowledges that each stockholder must evaluate whether to tender its Shares to the Bidder pursuant to the Offer to Purchase and that an individual stockholder may determine to tender based on, among other things, the individual liquidity needs of such stockholder.

(b) Background.

On December 21, 2009, the Bidder, as a stockholder of the Company, made a written request for access to certain of the Company’s records, including loan documents, rent rolls and recent appraisals. In December 2009 and January 2010, the Company and the Bidder exchanged correspondence with respect to the Bidder’s request. Ultimately, no records were provided by the Company to the Bidder because the Company determined that providing such records to the Bidder was not required under Maryland law and was not in the best interest of the Company’s stockholders.

On January 20, 2010, the Bidder commenced the Tender Offer to purchase up to 24,568,725 Shares at a purchase price equal to $3.00 per Share in cash upon the terms and subject to the conditions set forth in the Offer to Purchase and in the related Letter of Transmittal and Transfer & Assignment of Shares Form. The Tender Offer, withdrawal rights, and proration period were set to expire at 11:59 P.M., Eastern Time, on March 10, 2010 (the “Expiration Date”) unless the Bidder extended the Tender Offer. The Bidder indicated that the tender of Shares would include the tender of any and all securities into which the Shares may be converted and any securities distributed with respect to the Shares from and after March 10, 2010. The Bidder reserved the right, in its sole discretion, at any time and from time to time (but not the obligation), (i) to extend the period of time during which the Tender Offer is open, (ii) to not accept any Shares for payment upon the occurrence of certain terms specified in the Offer to Purchase and, prior to the Expiration Date, to terminate the Tender Offer and (iii) to amend the Tender Offer in any respect prior to the Expiration Date.

On January 20, 2010, the Bidder also sent a letter to the Company indicating that it had commenced the Tender Offer by summary newspaper advertisement pursuant to Rule 14d-2(a) of the General Rules and Regulations under the

Securities and Exchange Act, as amended (the “Exchange Act”) and, for purposes of disseminating the Tender Offer materials, requested the Company to inform the Bidder of its election pursuant to paragraph (a)(3) of Rule 14d-5 of the Exchange Act.

By a letter dated January 22, 2010, the Company informed the Bidder that its initial Tender Offer for 24,568,725 Shares was for less than 5% of the outstanding Shares as of January 20, 2010 and that the Tender Offer was a “mini-tender” offer and Rule 14d-5 was not applicable.

On January 26, 2010, the Bidder amended the Offer to Purchase to increase the number of Shares from 24,568,725 to 27,000,000 and submitted another letter to the Company requesting the Company to inform the Bidder of its election pursuant to paragraph (a)(3) of Rule 14d-5 of the Exchange Act. By a letter dated January 28, 2010, the Company informed the Bidder of its intent to mail the Tender Offer materials pursuant to Rule 14d-5(a)(3).

In the Offer to Purchase, the Bidder indicated that it was offering to purchase the Shares because they were an “illiquid investment” and that in determining the Offer Price, the Bidder “analyzed a number of quantitative and qualitative factors, including: (i) the lack of a formalized market for resale of the Shares and the resulting lack of liquidity of an investment in the [Company]; (ii) all publically [sic] available disclosures made by the [Company], and (iii) the projected expenses to be incurred by the [Bidder] in connection with the [Tender] Offer.” Having asserted that there is a lack of public market for the sale of Shares, the Bidder concluded that “shareholders have limited alternatives if they seek to sell their Shares. As a result of such limited alternatives for shareholders, the [Bidder] takes a greater risk in establishing a purchase price as there is no prevailing market price to be used for reference and the [Bidder] itself will have limited liquidity for the Shares upon consummation of the purchase.”

The Board of Directors believes that the Tender Offer is an opportunistic attempt by the Bidder to capture for itself the potential opportunity to realize the full long-term value of a tendering shareholder’s investment in the Company, which would have the effect of depriving a tendering shareholder of that opportunity.

(c) Reasons for the Recommendation.

In reaching the conclusions and in making the recommendation described above, the Board of Directors (1) consulted with the Company’s management, the Company’s external advisor, as well as a third-party investment bank engaged by the Conflicts Committee of the Board of Directors, which is a committee composed of all of the independent directors; (2) reviewed the terms and conditions of the Tender Offer; (3) considered other information relating to the Company’s historical financial performance, portfolio of properties and future opportunities; and (4) evaluated various relevant and material factors in light of the Board of Director’s knowledge of the Company’s business, financial condition, portfolio of properties and future prospects.

The Board of Directors considered the following factors in its evaluation of the Tender Offer and in support of its recommendation that the Stockholders reject the Tender Offer and not tender their Shares in the Tender Offer:

—

the Board of Directors’ belief that the Offer Price represents an opportunistic attempt by the Bidder to purchase the Shares at a low price and make a profit, thereby depriving the Stockholders who tender shares in the Tender Offer of the potential opportunity to realize the full long-term value of their investment in the Company; however, there can be no assurance as to the actual long term value of the Shares as such value is dependent on a number of factors including general economic conditions and the other factors discussed in Item 8 “Additional Information”;

—	the Board of Directors’ belief that the Company’s net asset value per Share is considerably in excess of the Offer Price;

—

the Board of Directors’ significant knowledge of the Company’s portfolio of properties, including the creditworthiness of its tenants, the schedule of lease expirations and geographic and tenant diversification;

—

that the Company continues its ongoing public offering, which raised gross proceeds of $502,768,978 during 2009 at a price of $10.00 per share (ignoring discounts for certain categories of purchasers);

—

discussions with the Company’s management and the Company’s outside advisors regarding the trading prices of listed real estate investments trusts relative to their net operating income and funds from operations;

—

that the Company has been informed that there were 82 reported secondary market transactions in the Shares during the 12 months ended December 31, 2009, ranging from a high of $7.52 and a low of $5.50, with a weighted-average price of $6.60 and that the Offer Price represents a discount of 45.5%, 60.1% and 54.5%, respectively, from the low, high and weighted-average prices of reported transactions in 2009, and that such transactions occurred in a very illiquid market, which would tend to result in sellers receiving a lower price than they otherwise would;

—

that although the Company can make no assurances with respect to future distributions, any Shares acquired at the Offer Price of $3.00 per Share would provide the Bidder with a dividend yield of 20% per annum, based on the Company’s current dividend rate of 60 cents per annum; and

—

the fact that the Tender Offer is subject to certain conditions, some of which provide the Bidder with the sole discretion to determine whether the conditions have been met, such as the Bidder’s determination as to whether there has been any change or development in the Company’s business prospects that may be materially adverse to the Company.

In view of the number of reasons and complexity of these matters, the Board of Directors did not find it practicable to, nor did it attempt to, quantify, rank or otherwise assign relative weight to the specific reasons considered. In light of the reasons considered above, the Board of Directors has unanimously determined that the terms of the Tender Offer are not advisable and are not in the best interests of the Company or the Stockholders.

Accordingly, the Board of Directors unanimously recommends that the Stockholders reject the Tender Offer and not tender their Shares for purchase pursuant to the Offer to Purchase.

The Board of Directors acknowledges that each stockholder must evaluate whether to tender its shares to the Bidder pursuant to the Offer to Purchase and that an individual stockholder may determine to tender based on, among other things, such stockholder’s individual liquidity needs.

(d) Intent to Tender.

Our directors and executive officers are entitled to participate in the Tender Offer on the same basis as other Stockholders; however, all of our directors and executive officers have advised us that they do not intend to tender any of their Shares in the Tender Offer (including Shares they are deemed to beneficially own).

To the knowledge of the Company, none of the Company’s subsidiaries or other affiliates currently intends to tender shares held of record or beneficially by such person for purchase pursuant to the Tender Offer.

Item 5.	Person/Assets Retained, Employed, Compensated or Used

Not applicable.

Item 6.	Interest in Securities of the Subject Company

Except as described below, during the past 60 days prior to the filing of the Schedule 14D-9, no transactions with respect to the Common Stock have been effected by the Company or, to the Company’s best knowledge, by any of its executive officers, directors, affiliates or subsidiaries.

Name	Date of Transaction	Nature of Transaction	Number of Shares of Common Stock	Price per Share

Company	12/5/09 - 2/2/10	Sale of shares in best efforts public offering	7,371,035	$10.00 (except that certain categories of purchasers eligible to purchase at discounts to the extent of any lower selling commissions and dealer manager fees paid by the Company, with the lowest discount price being $9.05 per share), for total proceeds of $73,592,868

Company	12/15/09	Sale of shares pursuant to dividend reinvestment plan	4,202,248	$9.55

Nelson Mills	12/15/2009	Dividend reinvestment	13	$9.55

John Dixon	12/15/2009	Dividend reinvestment	186	$9.55

Leo F. Wells III	12/15/2009	Dividend Reinvestment	2,051	$9.55

Leo F. Wells III	12/29/2009	Purchase of shares in the Company’s best efforts public offering	39,667	$9.05

Item 7.	Purposes of the Transaction and Plans or Proposals

The Company has not undertaken and is not engaged in any negotiations in response to the Offer which relate to: (i) a tender offer or other acquisition of the Company’s securities by the Company, any of its subsidiaries or any other person; (ii) an extraordinary transaction, such as a merger, reorganization or liquidation involving the Company or any of its subsidiaries; (iii) a purchase, sale or transfer of a material amount of assets of the Company or any of its subsidiaries; or (iv) any material change in the present dividend rate or policy, or indebtedness or capitalization of the Company.

Additionally, there is no transaction, board resolution, agreement in principle, or signed contract in response to the Offer which relates to or would result in one or more of the foregoing matters.

Item 8.	Additional Information

Certain statements contained in this Schedule 14D-9 other than historical facts may be considered forward-looking statements. Such statements are subject to certain risks and uncertainties, as well as known and unknown risks, which could cause actual results to differ materially from those projected or anticipated. Therefore, such statements are not intended to be a guarantee of the Company’s performance in future periods.

Such forward-looking statements can generally be identified by the Company’s use of forward-looking terminology such as “may,” “will,” “expect,” “intend,” “anticipate,” “estimate,” “believe,” “continue” or other similar words. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date this Schedule 14D-9 is filed with the SEC. The Company makes no representation or warranty (express or implied) about the accuracy of any such forward-looking statements contained in this Schedule 14D-9, and the Company does not intend to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

Any such forward-looking statements are subject to unknown risks, uncertainties and other factors and are based on a number of assumptions involving judgments with respect to, among other things, general economic conditions, the financial health of the Company’s tenants, and office occupancy rates in the markets in which the Company’s properties are located.

In addition to the foregoing, the Company faces certain additional risks as described more fully in the sections entitled “Item 1A. Risk Factors” in the Annual Report on Form 10-K filed by the Company with the SEC on March 31, 2009 (incorporated herein by reference) and the Quarterly Report on Form 10-Q filed by the Company with the SEC on November 12, 2009 (incorporated herein by reference).

Item 9.

Materials to Be Filed as Exhibits

Exhibit No.	Document

(a)(1)	Form of letter to stockholders dated February [—], 2010 from Leo F. Wells, III

(a)(2)	Form of e-mail to stockholders dated February [—], 2010 from Leo F. Wells, III

(a)(3)	Form of letter to financial representatives (whose customers are stockholders of the Company) dated February [—], 2010 from Krister Romeyn, Vice President – Client Services of Wells Capital, Inc., the external advisor of the Company

(a)(4)	Form of e-mail to financial representatives (whose customers are stockholders of the Company) dated February [—], 2010 from Krister Romeyn, Vice President – Client Services of Wells Capital, Inc., the external advisor of the Company

(e)(1)	Excerpts from the Definitive Proxy Statement on Schedule 14A dated April 29, 2009 filed by Wells Real Estate Investment Trust II, Inc. with the SEC on April 29, 2009*

(e)(2)	Excerpt from the Annual Report on Form 10-K filed by Wells Real Estate Investment Trust II, Inc. with the SEC on March 31, 2009*

(e)(3)	Excerpt from the Quarterly Report on Form 10-Q filed by Wells Real Estate Investment Trust II, Inc. with the SEC on November 12, 2009*

*    Incorporated by reference as provided in Items 3 and 8 hereto.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Schedule 14D-9 is true, complete and correct.

WELLS REAL ESTATE INVESTMENT TRUST II, INC.

By:	/s/ Leo F. Wells, III

Date:	February 3, 2010

INDEX TO EXHIBITS

Exhibit No.

Document

(a)(1) - Form of letter to stockholders dated February [—], 2010 from Leo F. Wells, III

(a)(2) - Form of e-mail to stockholders dated February [—], 2010 from Leo F. Wells, III

(a)(3) - Form of letter to financial representatives (whose customers are stockholders of the Company) dated February [—], 2010 from Krister Romeyn, Vice President – Client Services of Wells Capital, Inc., the external advisor of the Company.

(a)(4) - Form of e-mail to financial representatives (whose customers are stockholders of the Company) dated February [—], 2010 from Krister Romeyn, Vice President – Client Services of Wells Capital, Inc., the external advisor of the Company

(e)(1) - Excerpts from the Definitive Proxy Statement on Schedule 14A dated April 29, 2009 filed by Wells Real Estate Investment Trust II, Inc. with the SEC on April 29, 2009*

(e)(2) - Excerpt from the Annual Report on Form 10-K filed by Wells Real Estate Investment Trust II, Inc. with the SEC on March 31, 2009*

(e)(3) - Excerpt from the Quarterly Report on Form 10-Q filed by Wells Real Estate Investment Trust II, Inc. with the SEC on November 12, 2009*

*    Incorporated by reference as provided in Items 3 and 8 hereto.